

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2014

Via E-Mail
Iryna Clark
Chief Executive Officer
Lockbox Link, Inc.
13708 Ruette Le Parc #C
Del Mar, CA 92014

> **Re:     Lockbox Link, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 11, 2014**
> **File No. 333-198677**

Dear Ms. Clark:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.      You appear to be a shell company as defined in Rule 405, because you appear to have no or nominal operations and no or nominal assets.  We note in this regard your disclosure on page 6 stating that you "have commenced only limited operations."  As such, you should disclose that you are a shell company on your prospectus cover page and add a

risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Cover Page

3.     Please revise your prospectus cover page to disclose here the offering price of the shares being registered and whether the price will remain fixed for the duration of the offering.

Prospectus Summary

Implications of Being an Emerging Growth Company, page 5

4.     Please move this section to the end of the prospectus summary.

The Company, page 5

5.     Significant revisions should be made to this section to clearly communicate to investors that this is a development stage company. There should be prominent disclosure that the company has not and may never develop a marketable product, as appears to be the case from disclosure elsewhere in the filing. In addition, please revise statements that suggest that your intended product is already "designed," or that you currently "provide a customizable Data Room." Similar concerns exist regarding the Description of Business section on page 17.

Risk Factors, page 7

General

6.     Given the significant risks of investing in your company, please consider moving the risk factors under the heading "Risks Related to the Company" that currently begin on page 9 so that they precede the cautionary note on forward-looking statements and "Risk Factors Related to the JOBS Act" that currently begin on page 7.

Risk Factors Related to the JOBS Act, page 7

7.     Please revise to briefly describe how and when a company may lose emerging growth company status.

8.     Please revise to include a risk factor stating that you have not and may never develop a marketable product.

<u>We may be unable to maintain or establish relationships…, page 10</u>

9.     Please revise to quantify the amount of notice required by the termination provisions in your agreements with real estate listing providers and home buyers/sellers.

<u>Risks Related to this Offering</u>

<u>Since we are selling up to 944,500 shares of our common stock…, page 14</u>

10.     We note that the selling shareholders will be selling their shares directly and that you have not engaged an underwriter for this offering.  Accordingly, please remove the statements in the caption and the risk factor that the shares of common stock are being sold on a "self-underwritten basis."

<u>Description of Business, page 17</u>

11.     You disclose that your software will offer users modifiable transaction templates.  Please revise to disclose how you plan to obtain and develop these agreements and whether you will consult with attorneys and licensed real estate professionals.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Plan of Operation, page 28</u>

12.     Please revise to provide a discussion of your business plan and a detailed description of the activities necessary to conduct business operations.  Provide a timeline for anticipated completion and disclose the estimated costs associated with completing each activity.

13.     We refer to disclosure in MD&A and other sections of the filing where you discuss features of your contemplated product and business.  For example, on page 25, you state that you "will offer listing agents in the United States an opportunity to increase customer satisfaction, improve productivity and ensure business continuity by offering their clients a simplified, secure and predictable home buying process," and that, "[t]his service will be made available through a cloud-based software-based platform, Lockboxlink, for a low subscription fee."  As a development stage company, any discussion of your business plans should be balanced with disclosure that your business may not materialize in the event you are unable to execute on your plan.  Ensure that all claims relating to events that you expect to occur at a future time are expressed as objectives that may not be accomplished.  To the extent your filing continues to include statements that predict accomplishments in the future, expand to provide meaningful discussions of the events or circumstances that may prevent the accomplishment of these objectives.  This comment applies to disclosure throughout your filing.  Please revise accordingly.

Exhibits

14.     Please tell us what consideration you gave to filing your agreements with your third-party data center providers as exhibits to your registration statement.  Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Your amended document should include a copy marked to show changes from the initial filing.  Please ensure that the marked copy is submitted electronically and conforms with the requirements of Rule 310 of Regulation S-T.  Submission of HTML versions of the marked document display changes made within paragraphs, and are particularly helpful to the review process.

Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3483, with any other questions.  If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc:    <u>Via-Email</u>
       Ryan Anderson, Esq.
       The Moores Law Group, LLP